

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

JD Ellis
Chief Legal Officer
Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, North Carolina 28273

      Re: Snap One Holdings Corp.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted May 21, 2021
          CIK No. 0001856430

Dear Mr. Ellis:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Confidential Draft Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 12

1.   Please revise the balance sheet data section to also include financial information as of December 25, 2020 and December 27, 2019.

JD Ellis
Snap One Holdings Corp.
May 28, 2021
Page 2

      You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing